Independent Bank Corp.

2036 Washington Street

Hanover, MA 02339

June 16, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin E. Martin, Esq.

Re:	Independent Bank Corp.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-211215

Dear Ms. Martin:

I am the General Counsel of Independent Bank Corp. (the “Company”) and am authorized to request the acceleration of the effective date of the Company’s Amendment No. 1 to Registration Statement on Form S-4 (Registration Number 333-211215) filed on June 14, 2016 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on June 20, 2016 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

On behalf of the Company, I hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our outside counsel, Michael T. Rave at Day Pitney LLP, at (973) 966-8123, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

/s/ Edward H. Seksay

Edward H. Seksay, Esq.

General Counsel